1-31503

December 3, 2010
Our Ref. No. 20103121347
CME Group, Inc.

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated November 29, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") against any registered investment company (a "Fund") if the Fund or its custodian places and maintains cash and/or certain securities ("assets") in the custody of the Chicago Mercantile Exchange ("CME") or a CME clearing member (a "CME Clearing Member") that is a futures commission merchant registered with the Commodity Futures Trading Commission for purposes of meeting CME's or a CME Clearing Member's margin requirements for certain credit default swap contracts ("CDS") that are cleared by CME.

You state that CME and CME Clearing Members received from the Commission temporary conditional exemptions until November 30, 2010 that exempt temporarily (i) CME Clearing Members from certain requirements under the Securities Exchange Act of 1934 ("Exchange Act") with respect to certain CDS transactions and (ii) CME from clearing agency registration under Section 17A of the Exchange Act to perform the functions of a clearing agency for certain CDS transactions (the "Commission Order").[1] You state that we previously provided no-action assurances to CME and CME Clearing Members under Section 17(f) of the 1940 Act (the "CME Letter"), but that these assurances expired when the Commission Order expired.[2] However, you note that the Commission Order was extended until July 16, 2011 ("New Commission Order"),[3] and request that our no-action assurances be similarly extended. You represent that CME and the CME Clearing Members will continue to comply with all of the representations and conditions in the New Commission Order and the CME Letter.

Based on the facts and representations in your letter, and in particular, your representations that CME and the CME Clearing Members will continue to comply with all of the representations and conditions in the CME Letter and the New Commission Order, we would not recommend enforcement action to the Commission under Section 17(f) of the 1940 Act against a Fund if the Fund or its custodian places and maintains

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[1] Securities Exchange Act Release No. 61803 (Mar. 30, 2010). See also Securities Exchange Act Release Nos. 61164 (Dec. 14, 2009) and 59578 (Mar. 13, 2009) (issuing temporary exemptions in connection with CDS clearing by CME that were extended in the Commission Order).

[2] See CME Group, Inc., SEC Staff No-Action Letter (July 16, 2010).

[3] Securities Exchange Act Release No. 63388 (Nov. 29, 2010).

assets in the custody of CME or a CME Clearing Member for purposes of meeting CME's or a CME Clearing Member's margin requirements for CDS that are cleared by CME.[4]

Our position herein is temporary, and will expire when the New Commission Order is no longer effective or it is rescinded, whichever is earlier. Because our position is based on the facts and representations made in your letter, you should note that any different facts or circumstances might require a different conclusion. This letter represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the questions presented.

Holly Hunter-Ceci
Senior Counsel

[4] This letter confirms the position taken regarding CME and the CME Clearing Members under Section 17(f) of the 1940 Act that the staff provided orally on November 30, 2010 to Christopher K. Bowen of CME Group, Inc.

CME Group

A CME/Chicago Board of Trade/NYMEX Company

November 29, 2010

Douglas Scheidt, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Extension of No-Action Position Under Section 17(f) of the Investment Company Act of 1940 for Cleared CDS Transactions

Dear Mr. Scheidt:

Pursuant to our recent telephone conversation with the Division of Investment Management (the "Division") staff, we are submitting this letter to request that the Division staff extend the existing no-action position permitting any registered Investment Company (a "Fund") or its custodian to place and maintain assets in the custody of the Chicago Mercantile Exchange Inc. ("CME") or a CME clearing member that is a futures customer merchant registered with the Commodity Futures Trading Commission (a "CME Clearing Member") for purposes of meeting CME's or a CME Clearing Member's margin requirements for credit default swap contracts ("CDS"). We note that the Division staff has previously taken this position in a letter dated July 16, 2010 (the "CDS No-Action Letter").[1] However, the CDS No-Action Letter states that the no-action position is temporary and "will expire when the [Commission Order] is no longer effective or it is rescinded, whichever is earlier."[2] In this regard, the Commission Order (as defined below), which provides the CME and CME Clearing Members temporary conditional exemptions, expires on November 30, 2010.

However, in Securities Exchange Act Rel. No. 63388 (November 29, 2010) (the "New Commission Order"), the Securities and Exchange Commission (the "Commission") granted CME and CME Clearing Members an extension of the temporary conditional exemptive relief provided in the Commission Order. As set forth in the New Commission Order, the Commission exempts temporarily (i) CME Clearing Members from certain requirements under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to certain CDS transactions and (ii) CME from clearing agency requirements under Section 17A of the Exchange Act to perform the functions of a clearing agency for certain CDS transactions. The New Commission Order also

[1] See CME Group, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,532 (Jul. 16, 2010).
[2] Id. See Securities Exchange Act Rel. No. 61809 (March 30, 2010) (the "Commission Order").

World Financial Center One North End Avenue New York, New York 10282 GENERAL 212 299 2000 MARKETING 212 299 2301 cmegroup.com contains a series of conditions designed to require CME Clearing Members to protect customer assets.[3]

Pursuant to the terms of the New Commission Order, the Commission has extended the exemptive relief contained therein until July, 16, 2011. CME and CME Clearing Members will continue to comply with the representations and conditions to the temporary exemptions provided in the New Commission Order and the CDS No-Action Letter.

Based upon the foregoing, we believe that extending the no-action position provided in the CDS No-Action Letter until the New Commission Order is no longer effective or is rescinded, whichever is earlier, would be consistent with the approach taken by the Commission and the staff in applying the safe custody requirements of Section 17(f) of the Investment Company Act of 1940, as reflected in the CDS No-Action Letter, as well as the policies articulated in the Commission Order and the New Commission Order.

If you or your staff has any questions or need additional detail, please do not hesitate to contact the undersigned at (212) 299-2200.

Sincerely,

Christopher K. Bowen
Managing Director
Chief Regulatory Counsel

[3] See Securities Exchange Act Rel. No 63388 (November 29, 2010).